

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Jay Wells
Chief Financial Officer
Primo Water Corporation
4221 West Boy Scout Boulevard
Suite 400
Tampa, FL 33607

> **Re: Primo Water Corporation**
> **Form 10-Q for the Period Ended July 2, 2022**
> **8-K furnished August 11, 2022**
> **File No. 001-31410**

Dear Mr. Wells:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing